SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*


                    Under the Securities Exchange Act of 1934

                         Health Systems Solutions, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   82773R 20 2
                                 (CUSIP Number)

                     Stanford Venture Capital Holdings, Inc.
                              5050 Westheimer Road
                              Houston, Texas 77056
                      Attention: P. Mauricio Alvarado, Esq.
                          Telephone No.: (713) 964-5100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 6, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------------------------    -----------------------------
CUSIP No. 82773R 20 2                              Page     2    of     8  Pages
-----------------------------------------------    -----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Stanford Venture Capital Holdings, Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

      SHARES                8,978,177 shares of Common Stock (83.4%)*
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                0
                    ------- ----------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER

    REPORTING               8,978, 177 shares of Common Stock * (83.4%)*
                    ------- ----------------------------------------------------
     PERSON           10    SHARED DISPOSITIVE POWER

      WITH                  0
------------------- ------- ----------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,978,177 shares of Common Stock*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.4%*
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

* Includes the exercise of 360,000 warrants that can be exercised within 60 days of the date of the filing.

                                  SCHEDULE 13D
-----------------------------------------------    -----------------------------
CUSIP No. 82773R 20 2                              Page     3      of   8  Pages
                                                           ---         ---
-----------------------------------------------    -----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON R. Allen Stanford
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware and Antigua
-------- -----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 8,978, 177 shares of Common Stock (83.4%)**
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               8,978, 177 shares of Common Stock (83.4%)**
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 0
------------------- ------- ----------------------------------------------------

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,978,177 shares of Common Stock*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.4% of Common Stock*
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------


* Includes the exercise of 360,000 warrants that can be exercised within 60 days of the date of the filing.

Introductory Statement

            This Amendment No. 2 relates to the Schedule 13D filed on behalf of Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH") and
R. Allen Stanford (" Mr. Stanford"), the sole shareholder of SVCH (SVCH and Mr. Stanford are sometimes collectively referred to herein as the "Reporting Persons") and relates to the Common Stock, $0.001 par value per share (the "Common Stock") of Health Systems Solutions, Inc., a Nevada corporation ("Issuer). This Schedule 13D also reports SVCH and Mr. Stanford's ownership of warrants (Warrants") to acquireshares of Common Stock. As described in this Schedule 13D, Mr. Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Mr. Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2003 and Amendment No. 1 filed on January 2, 2004. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 of a statement of Schedule 13D previously filed by the Reporting Persons.

Item 3.    Source and Amount of Funds or Other Consideration

            On July 6, 2004, SVCH entered into a loan and security agreement (the "Agreement") with Healthcare Quality Solutions, Inc. ("HQS"), a subsidiary of the Issuer pursuant to which SVCH agreed to advance an aggregate of $1.6 million to HQS pursuant to a revolving credit facility. The loan accrues interest at the rate of 8% per annum and expires in three years on July 5, 2007. The loan is secured by a security interest in all of the assets of HQS and the Issuer and a corporate guaranty executed by the Issuer in favor of SVCH. Additionally, as consideration for entering into the Agreement, SVCH received warrants ("Warrants") to purchase an aggregate of 720,000 shares of the Issuer's common stock pursuant to a warrant purchase agreement dated July 6, 2004 ("Warrant Purchase Agreement"). The exercise price of the Warrants is $0.001 per share and the Warrants expire on June 30, 2009. On July 6, 2004, SVCH assigned 360,000 Warrants to four of its employees pursuant to a warrant assignment agreement (the "Warrant Assignment Agreement"). The Issuer is obligated to register the shares of common stock issuable upon exercise of the Warrants pursuant to a registration rights agreement.

            The summary of the Agreement, the Warrant Purchase Agreement, the Warrants and the Warrant Assignment Agreement are qualified by reference to the complete text of the agreements, which are filed in their entirety as exhibits to this Amendment No. 2 to the Schedule 13D.

Item 4.    Purpose of Transaction

         The Reporting Persons purpose in acquiring the Warrants reported in
Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         (a) As of July 6, 2004, SVCH directly owns 8,618,177 shares of Common Stock and Warrants to purchase 360,000 shares of the Issuer's common stock. The Reporting Persons are deemed to beneficially own 8,978,177 shares of the Issuer's issued and outstanding Common Stock, which represents approximately 83.4% of the Issuer's issued and outstanding Common Stock. SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Mr. Stanford, as the sole shareholder of SVCH, could be deemed to have direct beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

         (b) Mr. Stanford , together with SVCH, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

         (c) The Reporting Persons only transaction in shares of Common Stock and Preferred Stock, respectively, during the past 60 days was the acquisition of the 720,000 Warrants described herein and the subsequent assignment of 360,000 Warrants to four of its employees pursuant to the Warrant Assignment Agreement and the conversion of the outstanding Series A preferred stock and Series B preferred stock into common stock.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in Item 3 of this Amendment No. 2 to Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SVCH or Mr. Stanford is a party or is subject.

Item 7.    Materials to be filed as Exhibits

c. Exhibits.


10.1     Loan and Security Agreement dated July 6, 2004 by and among HQS and
         SVCH.



10.2     Warrant Purchase Agreement dated July 6, 2004 by and between HSS and
         SVCH


10.3 Warrant Assignment Agreement dated July 6, 2004 by and between SVCH, Daniel Bogar, Ronald Stein, William Fusselmann and Osvaldo Pi.


10.4 Registration Rights Agreement dated as of July 6, 2004 among HSS, SVCH, Daniel Bogar, Ronald Stein, Osvaldo Pi and William Fusselmann

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 6, 2004                                /s/ R.   Allen
                                                  ------------------------------
                                                      Stanford
                                                      R. Allen Stanford

                                                      STANFORD VENTURE CAPITAL
                                                      HOLDINGS, INC.

Date: July 6, 2004                           By:  /s/ James M. Davis
                                                  ------------------------------
                                                Name: James M. Davis
                                               Title: President

                                  EXHIBIT INDEX

c. Exhibits.

10.1     Loan and Security Agreement dated July 6, 2004 by and among HQS and
         SVCH.

10.4     Warrant Purchase Agreement dated July 6, 2004 by and between HSS and
         SVCH

10.5 Warrant Assignment Agreement dated July 6, 2004 by and between SVCH, Daniel Bogar, Ronald Stein, William Fusselmann and Osvaldo Pi.


10.4 Registration Rights Agreement dated as of July 6, 2004 among HSS, SVCH, Daniel Bogar, Ronald Stein, Osvaldo Pi and William Fusselmann